Exhibit 99.1
Castor Maritime Inc. Announces Reverse Stock Split to be
Effective March 27, 2024

Limassol, Cyprus, March 22, 2024 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor”, or the “Company”), a diversified global shipping company, announces that its board of directors (the “Board”) has determined to effect a 1-for-10 reverse stock split of the Company’s common shares. The Company’s shareholders approved the reverse stock split by a ratio of not less than 1-for-two and not more than 1-for-100 and granted the Board the authority to determine the exact split ratio and when to proceed with the reverse stock split at the Company’s Annual Meeting of Shareholders held on September 1, 2023.

The reverse stock split will take effect, and the Company’s common shares will begin trading on a split-adjusted basis under their existing symbol “CTRM” on the Nasdaq Capital Market (“Nasdaq”) as of the opening of trading on March 27, 2024. The CUSIP number of Y1146L 208 will be assigned to the Company’s common shares when the reverse stock split becomes effective.

When the reverse stock split becomes effective, every 10 of the Company’s issued and outstanding common shares will be combined into one issued and outstanding common share, without any change to the par value of $0.001 per share or any shareholder’s ownership percentage of the Company’s common shares, subject to the effects of any rounding. This will reduce the number of outstanding common shares from approximately 96.6 million shares to approximately 9.66 million shares. Immediately following the effective time of the reverse stock split, the Company’s common shares will have the same voting rights and will be identical in all other respects to the common shares prior to effectiveness of the reverse stock split.

No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise receive a fraction of a common share of the Company will receive a cash payment in lieu thereof.

The reverse stock split is undertaken with the objective of meeting the minimum $1.00 per share bid price requirement for maintaining the listing of the Company’s common shares on Nasdaq.

Additional information about the reverse stock split can be found in Exhibit 99.2 to the Company’s current report on Form 6-K furnished to the Securities and Exchange Commission on July 31, 2023, a copy of which is available at www.sec.gov.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

Castor owns a fleet of 14 vessels, with an aggregate capacity of 1.0 million dwt, currently consisting of five Kamsarmax vessels, including the M/V Magic Nebula and the M/V Magic Venus, which the Company agreed to sell on February 15, 2024 and December 21, 2023 respectively, seven Panamax dry bulk vessels including the M/V Magic Horizon which the Company agreed to sell on January 29, 2024, and two 2,700 TEU containership vessels.

For more information, please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the occurrence of any event, change or other circumstance that could cause us to record a different net gain or loss than expected on the sales of the M/V Magic Venus, the M/V Magic Horizon and the M/V Magic Nebula, factors and uncertainties in connection with the consummation of any sale of our vessels, the effects of the Company’s spin-off transaction or any similar transaction, our business strategy, dry bulk and containership market conditions and trends, the changes in the size and composition of our fleet, our ability to realize the expected benefits of vessel acquisitions, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, fluctuations in interest rates and currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of accidents, adverse weather and natural disasters. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com